UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

FORMA THERAPEUTICS HOLDINGS, INC.

(Name of Subject Company (Issuer))

NNUS NEW DEV, INC.

an indirect wholly owned subsidiary of

NOVO NORDISK A/S

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

34633R104

(Cusip Number of Class of Securities)

Tomas Haagen

General Counsel

Novo Nordisk A/S

Novo Allé, DK- 2880, Bagsvaerd

Denmark

Telephone: +45 4444 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William H. Aaronson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
1,057,816,522.89	98,060

*

Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 47,866,342 shares of common stock issued and outstanding and $20.00 per share; (b) the product of 4,758,321 shares of common stock underlying outstanding options with exercise prices less than $20.00 and $13.60, which is the difference between $20.00 and the weighted average exercise price of $6.40 per share of the underlying outstanding stock options; (c) the product of 1,788,906 shares of common stock underlying outstanding restricted stock unit awards and $20.00 per share. The calculation of the filing fee is based on information provided by the Company as of September 13, 2022.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021 and effective October 1, 2021, by multiplying the transaction value by 0.0000927.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $98,060	Filing Party: NNUS New Dev, Inc. and Novo Nordisk A/S
Form or Registration No.: Schedule TO-T	Date Filed: September 15, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 15, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by NNUS New Dev, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Forma Therapeutics Holdings, Inc., a Delaware corporation (the “Company”), at a purchase price of $20.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated September 15, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9; AND ITEM 11.

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by deleting the paragraph titled “Legal Proceedings Relating to the Tender Offer” and adding the following sub-heading and paragraphs at the end of Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

In connection with the Merger Agreement, seven complaints have been filed by purported Company stockholders as individual actions in United States District Courts against the Company and the Company’s directors. Six complaints have been filed in the United States District Court for the Southern District of New York and are captioned O’Dell v. Forma Therapeutics Holdings, Inc., et al., 22-cv-7931 (filed September 16, 2022), Morgan v. Forma Therapeutics Holdings, Inc., et al., 22-cv-8243 (filed September 27, 2022), Whitfield v. Forma Therapeutics Holdings, Inc., et al., 22-cv-8263 (filed September 27, 2022), Justice v. Forma Therapeutics Holdings, Inc., et al., 22-cv-8268 (filed September 28, 2022) Bushansky v. Forma Therapeutics Holdings, Inc., et al., 22-cv-8314 (filed September 29, 2022), and Scott v. Forma Therapeutics Holdings, Inc., et al., 22-cv-8399 (filed October 1, 2022). One complaint has been filed in the United States District Court for the District of Delaware and is captioned Johnson v. Forma Therapeutics Holdings, Inc., et al., 22-cv-1275 (filed September 28, 2022). The foregoing complaints are referred to as the “Complaints.”

The Complaints allege that the defendants violated federal securities laws by misrepresenting and/or omitting material information in the Schedule 14D-9. The Complaints seek, among other things, (i) injunctive relief preventing the consummation of the Transactions contemplated by the Merger Agreement, (ii) rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement have already been consummated, (iii) damages, and (iv) plaintiff’s attorneys’ and experts’ fees and expenses. The Company has also received a demand letter from a purported Company shareholder (the “Demand”) requesting that the Company provide additional disclosures in connection with the Transactions. The Company believes that the claims asserted in the Complaints and the Demand are without merit and intends to defend vigorously against such claims. Additional lawsuits may be filed against the Company, the Company Board, the Purchaser and/or the Surviving Corporation, and additional demand letters may be received, in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2022

NNUS NEW DEV, INC.

By:	/s/ Ulrich Christian Otte
Name: Ulrich Christian Otte
Title: President

NOVO NORDISK A/S

By:	/s/ Karsten Munk Knudsen
Name: Karsten Munk Knudsen
Title: Executive Vice President and Chief Financial Officer